December 7, 1998


          CONFIDENTIAL


          Mr. Barry Siegel
          Chairman & CEO
          51 East Bethpage Road
          Plainview, NY  11803-4224


          Dear Barry:

          On behalf of American Information Co. Inc d/b/a Consumer Car Club, I am pleased to submit the following preliminary indication of interest ("Proposal") for a combination of American Information Co. Inc., "CCC", and First Priority Group, "FPG". We are extremely excited about this Proposal and are convinced that the proposed combination would bring great rewards to both institutions and all the important constituencies, including shareholders, employees, customers and the communities we serve. There are tremendous synergies to be realized by combining these two firms to create an unparalleled service provider. This combination would create a powerful consumer car club and commercial fleet business unrivaled in the U.S.

          Purchase Price and Form of Consideration
          ----------------------------------------
          Under the terms of this Proposal, the CCC shareholder would receive approximately 33MM newly issued shares of FPG common stock in exchange for CCC stock in a tax-free transaction. We believe that with CCC, FPG stock will represent a much more attractive investment for your shareholders. By acquiring CCC stock for First Priority Group shares, your shareholders would be receiving stock in a quality partner with strong momentum and entry into a dynamic, high value business - the Internet. In our view, a well as many Wall Street analysts, FPG at current levels is undervalued. This offer contemplates a value of $1.95 per fully diluted share for FPG, which is 16% higher than the current market price. This offer also contemplates a value of $0.40 per current CCC fully diluted share. Moreover, CCC has recently been valued in excess $0.50 per share by CCC's investment banker and the most recent investor valued CCC at $0.40 per share. As you are aware, the valuations for dynamic businesses that have leadership in Internet commerce, like our combined company, offer our shareholders ample opportunity to realize appreciation in value.

          Due Diligence Request
          ---------------------
          A "Due Diligence Data Request" is enclosed with this letter. Both parties will not be expected to reproduce any information requested which has already been provided.

          Conditions or Contingencies
          ---------------------------
          This Proposal is subject to satisfactory completion of a full due diligence review by both parties, CCC's and FPG's Board approval and CCC's and FPG's shareholders approval, and the execution of a mutually agreeable definitive merger agreement.

          Other Considerations
          --------------------
          We have long regarded First Priority Group to be an attractive partner inasmuch as our two companies shares a strong commitment to providing innovative services, outstanding customer service and recognition of the contribution of our employees to our success.

          We are planning to merge the matching operations of CCC with those of FPG and look forward to utilizing the expertise of FPG's officers and employees to enhance the operations of the combined entity.

          Public Disclosure
          -----------------
          No public disclosure should be made of this Proposal and/or that there are ongoing discussions between the parties without the mutual written consent of both parties, or as required by law.

          Survival
          --------
          the terms set forth in this Proposal shall be non-binding upon the parties herein, except for this section and the one entitled "Public Disclosure", which shall be binding upon the parties and shall survive the termination or expiration of this Proposal.

          We have the highest regard for you and your management team. We believe that their involvement in the combined company is critical to the future success and enhances our ability to maximize the benefits of this merger. We contemplate that some key members of FPG's management team would be offered important positions in the combined company. In addition, these individuals would be offered meaningful stock-based incentives as part of a complete compensation package, as appropriate.

          Our management team is excited about the proposed transaction and believes the combined company will be ideally positioned for continued strong growth in an ever-changing business environment.

          Kindly acknowledge your agreement by signing below.

          Sincerely,

          /s/ Michael D. London

          Michael D. London
          President & CEO


          Enclosures


                                        Acknowledged and agreed to this
                                           12-8    day of 1998.
                                        ----------

                                         /s/ Barry Siegel
                                        ---------------------------------
                                        Barry Siegel
                                        Chairman & CEO
                                        First Priority Group